UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                Osteologix, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   68858P 10 4
                                 (CUSIP Number)

Mitchell S. Nussbaum, Esq., Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  May 24, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

---------------------                                          -----------------
CUSIP No. 68858P 10 4                 13D                      Page 2 of 5 Pages
---------------------                                          -----------------

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        NAME OF REPORTING PERSON
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Nordic Biotech K/S
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) |_|
                                                                   (b) |_|
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3       SEC USE ONLY

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4       SOURCE OF FUNDS*
        OO
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Denmark
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NUMBER OF                        SOLE VOTING POWER
                         7
SHARES                           12,633,061
                         -------------------------------------------------------
BENEFICIALLY                     SHARED VOTING POWER
                         8
OWNED BY                         0
                         -------------------------------------------------------
EACH                             SOLE DISPOSITIVE POWER
                         9
REPORTING                        12,633,061
                         -------------------------------------------------------
PERSON WITH                      SHARED DISPOSITIVE POWER
                         10
                                 0
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11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        12,633,061
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12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       |_|
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        60.1%

--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

        CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 5 Pages

Item 1. Security and Issuer.

      This statement relates to the common stock, par value $0.0001 per share ("Common Stock"), of Osteologix, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 425 Market Street, Suite 2230, San Francisco, California 94105.

Item 2. Identity and Background.

      (a)   This Schedule 13D is filed by Nordic Biotech K/S ("Nordic").

      (b) Nordic's business address and principal office is 0stergade 5, 3rd floor, DK-1100, Copenhagen K, Denmark.

      (c) Nordic is in the business of investing in a number of rapidly developing biotech companies with compounds in early, mid, and late stage clinical development, and retains significant ownership stakes in most of them.

      (d) During the past five years, neither Nordic, nor, to the knowledge of Nordic, has any officer, director or control person of Nordic, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (e)   Nordic was organized under the jurisdiction of the laws of Denmark.

Item 3. Source and Amount of Funds and Other Consideration.

      10,504,693 shares of Common Stock were issued to Nordic by the Company in connection with the Share and Warrant Exchange Agreement (the "Exchange Agreement") with Osteologix A/S, a privately owned Danish company ("Osteologix A/S"), Nordic, certain warrant holders named therein (the "Warrantholders") and the attorney-in-fact for certain investors (the "Investors"), pursuant to which the Company acquired all of the issued and outstanding shares of stock of Osteologix A/S in exchange for the issuance in the aggregate of 10,504,693 shares of common stock of the Company (the "Shares") to Nordic and the Investors (the "Share Exchange") and an aggregate of 100,000 warrants to purchase common stock of Osteologix A/S were exchanged for warrants to purchase shares of common stock of the Company (the "Warrant Exchange"). Nordic owned 1,072,666 shares of Osteologix A/S prior to the Share Exchange.

      Concurrent with the Share Exchange, a subsidiary of Osteologix A/S entered into subscription agreements with certain investors (the "Investors") for the sale of an aggregate of 6,666,667 shares of common stock (the "Share Sale") for aggregate gross proceeds equal to $10,000,000 in a series of transactions exempt from registration under the Securities Act. Immediately following such subscription, the Company exchanged newly-issued shares of its common stock for the shares purchased by the Investors. Nordic purchased 1,853,333 shares in the Share Sale for $2,780,000, and received 2,128,368 shares in the Company in the subsequent exchange.

Item 4. Purpose of Transaction.

      The purpose of the transactions described in Item 3 was to for Nordic to acquire the shares of Common Stock of the Company for investment. Nordic does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

                                                               Page 4 of 5 Pages

Item 5. Interest in Securities of the Company.

      (a) Nordic is the beneficial owner of an aggregate of 12,633,061 shares of Common Stock, representing approximately 60.1% of the total issued and outstanding shares of Common Stock.

      (b) Nordic has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of the 12,633,061 shares of Common Stock beneficially owned by it individually.

      (c) Other than the acquisition of the shares as reported in this Schedule 13D, Nordic has not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by him individually.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Nordic has entered into a letter agreement with the Company pursuant to which it has agreed not to offer or sell in any of the 10,504,693 shares it received in the Share Exchange until one year after the closing of the Share Exchange, other than sales in private transactions not requiring registration under the Securities Act of 1933, as amended, so long as the transferee enters into a similar letter agreement with respect to the shares it is acquiring prohibits offers and sales on the same terms and conditions.

Item 7. Materials to be Filed as Exhibits.

(1) Share Exchange Agreement, dated as of May 24, 2006 (included as Exhibit 2.1 to the Current Report on Form 8-K by the Company dated May 24, 2006 and incorporated by reference herein).

(2) Lockup Agreement, dated as of May 24, 2006 (filed herewith).

                                                               Page 5 of 5 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 24, 2006                     Nordic Biotech K/S


                                        By:  /s/ Florian Schonharting
                                            -----------------------------------
                                        Name:  Florian Schonharting
                                        Title: Principal


                                        By:  /s/ Christian Hansen
                                            -----------------------------------
                                        Name:  Christian Hansen
                                        Title: Principal

                                   EXHIBIT 2

                                LOCK-UP AGREEMENT

            THIS LOCK-UP AGREEMENT (this "Agreement") is made and entered into as of May 24, 2006, by and between Castle & Morgan Holdings, Inc., a Delaware corporation ("Holdings"), and Nordic Biotech K/S (the "Shareholder").

                                    RECITALS

            1. Osteologix, Inc, a Georgia corporation ("Osteologix"), has entered into a Subscription Agreement, dated May 24, 2006, by and among Osteologix and the investors signatories thereto ("Investors") pursuant to which the Osteologix will issue common shares to the Investors which will be exchanged for shares of Holdings' common stock pursuant to the Share and Warrant Exchange Agreement (the "Exchange Agreement") of even date herewith (the "Financing Transaction").

            2. The Shareholder was the sole shareholder of Osteologix prior to the Financing Transaction.

            3. As a condition to the Investors' obligations to proceed with the Financing Transaction, the Shareholder shall enter into this Agreement.

            4. The parties hereto agree that it would be detrimental to Holdings and the Investors if the Shareholder was to sell any shares of Holdings common stock in the public market for one year from the date hereof, other than such shares of Holding's Common Stock acquired by the Shareholder acting as an investor in the Financing Transaction.

            NOW, THEREFORE, in consideration of the above recitals, the promises, covenants and agreements set forth herein, the consummation of the Transactions, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

            1. Lock-up. The Shareholder shall not sell, dispose of, transfer, gift, pledge, make any short sale of, grant any option for the purchase of, or enter into any hedging, derivative or similar transaction with the same economic effect as a sale of any common stock or other securities of Holdings owned of record or beneficially by the Shareholder on the Closing Date (as defined in the Exchange Agreement) (the "Securities") for a period commencing on the Closing Date and ending one-year from the Closing Date (the "Lock-Up Period"); provided, however, that the foregoing restriction shall not apply to any shares of common stock acquired by the Shareholder as an Investor in the Financing Transaction or with respect to a sale or transfer in a private transaction that does not require registration under the 1933 Act, so long as such transferee enters into a counterpart of this Agreement agreeing not to sell such shares during the remainder of the Lock-Up Period on the same terms and conditions as contained herein. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to any Securities held by the Stockholder until the end of such period. Beneficial ownership of Securities shall be determined in accordance with Rule 13d-3 of the 1934 Act.

            2. Survival.

                  All recitals, covenants, commitments and agreements of any of the parties made in this Agreement survive the execution and delivery of this Agreement and the closing of the Transactions.

            3. Miscellaneous.

                  (a) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to Holdings:

                           Castle & Morgan Holdings, Inc.
                           425 Market Street
                           Suite 2230
                           San Francisco, CA  94105
                           Telephone: (415) 955-2726
                           Facsimile: (415) 955-2727
                           Attention: Chief Executive Officer

Copy to:

                           Loeb & Loeb LLP
                           345 Park Avenue
                           New York, NY  10154
                           Attn: Mitchell S. Nussbaum

If to the Stockholder:

                           Nordic Biotech K/S
                           Ostergade 5, 3rd Floor
                           DK-1100
                           Copenhagen, Denmark
                           Telephone: +45 70 20 12 63
                           Facsimile: +45 70 20 12 64
                           Attention: Christian Hansen

Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

                  (b) Severability. In the event that any provision or term of this Agreement, or any word, phrase, clause, sentence or other portion thereof (including, without limitation, the geographic and temporal restrictions and provisions contained in this Agreement), is held to be unenforceable or invalid for any reason, such provision or portion thereof will be modified or deleted in such a manner as to make this Agreement, as modified, legal and enforceable to the fullest extent permitted under applicable laws.

                  (c) Successors and Assigns. The terms and provisions set forth in this Agreement inure to the benefit of and are enforceable by Holdings and its successors, assigns and successors-in-interest, including without limitation any corporation or other entity with which Holdings may be merged or by which it may be acquired, or which may be the acquiring entity in an asset sale transaction or other form of reorganization. Except as expressly contemplated hereby, this Agreement may not be assigned by the Shareholder.

                  (d) Headings; Counterparts. The headings of paragraphs in this Agreement are for convenience only and shall not affect its interpretation. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which, when taken together, shall be deemed to constitute the same Agreement.

                  (e) Construction. As used in this Agreement, the masculine, feminine or neuter gender, and the singular or plural, shall be deemed to include the others whenever and wherever the context so requires. Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms.

                  (f) Governing Law. This Agreement is made pursuant to, and shall be construed and enforced in accordance with, the laws of the State of New York and the federal laws of the United States of America, to the extent applicable, without giving effect to otherwise applicable principles of conflicts of law.

                  (g) Arbitration. Subject to the exceptions set forth below, the Shareholder agrees that any and all claims or disputes that such Shareholder has with Holdings that arise under the terms of this Agreement shall be resolved through final and biding arbitration, as specified herein. Binding arbitration will be conducted in the City of New York, State of New York in accordance with the rules and regulations of the American Arbitration Association (AAA), by an arbitrator selected from the AAA Commercial Disputes Panel. The Shareholder understands and agrees that the arbitration shall be instead of any jury trial and that the arbitrator's decision shall be final and binding to the fullest extent permitted by law and enforceable by any court having jurisdiction thereof. The cost of such arbitrator and arbitration services shall be borne equally by the parties or as otherwise directed by the arbitrator. Any decision or award of the arbitrator shall be final and conclusive on the parties to this Agreement and their respective affiliates, and there shall be no appeal therefrom other than from gross negligence or willful misconduct. This Section 3(g) shall not limit the right of Holdings or any other person to seek judicial relief pursuant to this Agreement without prior arbitration. Holdings and the Shareholder irrevocably consent to the jurisdiction of the United States federal courts and the state courts located in the County of New York, State of New York, in any suit or proceeding based on or arising under this Agreement and irrevocably agree that all claims in respect of such suit or proceeding may be determined in such courts. The Shareholder irrevocably waives the defense of an inconvenient forum to the maintenance of such suit or proceeding in such forum. The Shareholder agrees that a final non-appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.

                  (h) Waiver of Jury Trial. EACH PARTY HERETO IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT.

                  (i) Further Assurances. Each of the parties hereto shall execute such further instruments and take such additional actions as the other party shall reasonably request in order to effectuate the purposes of this Agreement.

                  (j) Waivers. No waiver of any term, provision or condition of this Agreement, whether by conduct or otherwise, in any one or more instances, will be deemed to be, or may be construed as, a further or continuing waiver of any such term, provision or condition.

                  (k) Modification. No amendment, modification, or waiver of this Agreement shall be effective unless in writing. Neither the failure nor any delay on the part of any party to exercise any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise of the same or of any other right or remedy with respect to such occurrence or with respect to any other occurrence.

                  (l) Investors Intended Third Party Beneficiaries. The Investors are intended third party beneficiaries of this Agreement and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

                            [Signature Page Follows]

            IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement on the date first above written.

                                        CASTLE & MORGAN HOLDINGS, INC.

                                        By:_____________________________________
                                        Name:  Charles Casamento
                                        Title: Chief Executive Officer


                                        NORDIC BIOTECH K/S

                                        By:_____________________________________
                                        Name:  Florian Schonharting
                                        Title: Principal

                                        By:_____________________________________
                                        Name:  Christian Hansen
                                        Title: Principal